Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION

OF RATIOS OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratios)

	March 31,	March 31,
	Three Months Ended
	March 31, 2012	April 2, 2011

Earnings[1]	$3,856	$4,453

Adjustments:
Add — Fixed charges	91	65
Subtract — Capitalized interest	(50)	(44)

Earnings and fixed charges (net of capitalized interest)	$3,897	$4,474

Fixed charges:
Interest[2]	$31	$6
Capitalized interest	50	44
Estimated interest component of rental expense	10	15

Total	$91	$65

Ratio of earnings before taxes and fixed charges, to fixed charges	43x	69x

1   After adjustments required by Item 503(d) of Regulation S-K.

2   Interest within provision for taxes on the consolidated condensed statements of income is not included.